China Bottles Inc.
Huang Luahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

September 25, 2008

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Bottles Inc. (f/k/a Hutton Holdings Corporation) (the “Company”)
Form 10-KSB for Fiscal Year Ended June 30, 2007
Form 10-QSB for Fiscal Quarter Ended September 30, 2007
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10-QSB for Fiscal Quarter Ended March 31, 2008
Form 10-Q/A for Fiscal Quarter Ended June 30, 2008
Form 8-K/A filed on August 21, 2008
File No. 0-51724

Dear Mr. Decker:

We transmit herewith for filing with the Securities and Exchange Commission as correspondence, one complete electronic version of each of the following draft reports: (1) the Company’s amended Form 10-QSB/A for the fiscal quarter ended September 30, 2007 (the “September Form 10-QSB/A”): (2) the Company’s amended and restated Form 10-KSB for the fiscal year ended December 31, 2007 (the “December Form 10-KSB/A”); (3) the Company’s amended Form 10-QSB for the fiscal quarter ended March 31, 2008 (the “March Form 10-QSB/A”); (4) the Company’s amended Form 10-QSB for the fiscal quarter ended June 30, 2008 (the “June Form 10-QSB/A”) and (5) the Company’s amended Form 8-K/A dated August 27, 2007 (the “Form 8-K/A”) (collectively, the “Draft Amended Reports”).

The Draft Amended Reports respond to the comments set forth in the Staff’s Letter dated September 16, 2008 (the “Staff’s Letter”). In order to facilitate your review of the Amended Reports, we have responded to each of the comments set forth in the Staff’s Letter on a point by point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the applicable Draft Amended Report, as filed with the Commission.

Mr. Rufus Decker
September 25, 2008

Form 8-K/A Filed on August 21, 2008

General Description of Business

1.
Please revise your disclosures to clarify who “we” represents. We have the following specific comments in this regard. Please note that these comments are notwithstanding our comment 15 below which addresses the appropriateness of Guozhu’s accounting for the “Guozhu Operating Entities”. We note that you may need to substantially revise the content of your Form 8-K/A to the extent you need to revise your accounting.

•
It appears that you are combining and discussing the Guozhu Operating Companies. Please revise your disclosures to clarify the relationships among the three entities comprising the Guozhu Operating Companies prior to their acquisition by Guozhu Holding Limited (Guozhu) such that combining for disclosure purposes is appropriate.

•
We note your attempt to discuss the results of operations for the years ended December 31, 2006 and 2005. Please clarify whose results are presented and discussed. Based on your statement, “Consider only the subsidiary company China Valley Development Limited (CVDL) and its subsidiaries companies which consisted of the molding, blowing machines and plastic bottle production business...,” as well as your pro forma financial information presented in Note 18 in your Form 10-KSB/A, it appears you are disclosing and discussing pro forma financial information. Please ensure your revised Form 8-K/A discusses the results of operations of the Guozhu Operating Companies as they are presented in their historical financial statements.

We have revised the Form 8-K/A to account for the acquisition of the Guozhu Operating Companies using common control accounting. As such, we have provided historical financial statements of the operating entities CVDL acquired with no lapse for the pre- and post-acquisition periods.

Liquidity and Capital Resources

2.
Please provide a comprehensive discussion of the Guohzhu Operating Entities’ liquidity and capital resources in the form and content required by Item 303(a)(1) and (2) of Regulation S-K. In this regard, your statement that “The cash is mainly used for operating cash” provides no meaningful information for readers. You must disclose and discuss the cash flows from operating, investing and financing activities.

The Company has revised page 11 of the Form 8-K/A to expand the disclosure and discussion of cash flows from operating, investing and financing activities.

Mr. Rufus Decker
September 25, 2008

Financial Statements and Exhibits

3.
As we have previously mentioned in our prior comments, we continue to believe that you have not provided all of the financial statements required for the registrant and its predecessors. We note the following in this regard:

•
On August 27, 2007, Hutton Holdings Corporation entered into an Agreement for Share Exchange with China Valley Development Limited (CVDL) and that for accounting purposes, CVDL is the accounting acquirer. The historical financial statements of CVDL therefore become the historical financial statements of the registrant.

•
On August 16, 2007, CVDL acquired a 100% equity interest in Guozhu Holdings Limited (Guozhu) and that for accounting purposes, Guozhu is the accounting acquirer. The historical financial statements of Guozhu became the historical financial statement of CVDL and after that transaction, Guozhu continued its operations under the name CVDL.

•
Prior to the August 16, 2007 transaction with CVDL, Guozhu acquired a 100% equity interest in the “Guozhu Operating Companies”. You have accounted for these transactions under the purchase method of accounting. We have specific comments below regarding the appropriateness of this accounting, however, based on the fact that Guozhu was formed shortly before its acquisition of the Guozhu Operating Companies, one or all of those entities must be deemed to be Guozhu’s predecessor. See our specific comments below in that regard.

•	The resulting impact of the above transactions is that on August 27, 2007, Hutton Holdings, an entity that had nominal assets and operations on that date, acquired Guozhu and its predecessor(s).

As a result of the above mentioned transactions, the historical financial information of Hutton Holdings (currently known as China Bottles, Inc) that must be included in your September 30, 2007 Form 10-QSBIA and your December 31, 2007 Form 10-KSB/A are those of Guozhu and its predecessors for the entire periods presented in each filing. That is, for your September 30, 2007 financial statements, you must present Guozhu and its predecessor(s) for both the nine months ended September 30, 2007 and September 30, 2006. In addition, for your Form 10-KSB for the year ended December 31, 2007, the historical financial information is that of Guozhu and its predecessor(s) without any lapse in audit coverage.

Mr. Rufus Decker
September 25, 2008

The Company has revised the Form 8-K/A to provide all of the financial statements required for the registrant and its predecessors.

General

4.
We have read your response to comment 11 from our letter dated June 20, 2008. Please provide interim financial statements as of June 30, 2007 for Guozhu in the form and content and for the periods required by Rule 8-04 of Regulation S-X as well as the related Management’s Discussion and Analysis for the interim period ended June 30, 2007 as required by Item 303 of Regulation S-K. Refer to 1.02f of Form 8-K and revise your Form 8-K/A accordingly.

The Company has revised the Form 8-K/A to provide the interim financial statements as of June 30, 2007 for Guozhu in the form and content and for the periods required by Rule 8-04 of Regulation S-X as well as the related Management’s Discussion and Analysis for the interim period ended June 30, 2007 as required by Item 303 of Regulation S-K.

Note 1 Basis of Presentation, page F-55

5.
We have read your response to comment 12 from our letter dated June 20, 2008. Your pro forma financial statements should show separate columns for Hutton Holdings, CVDL and Guozhu only for the year ended December 31, 2006 and the six months ended June 30, 2007 with the necessary pro forma adjustments. Please remove the pro forma financial information for the year ended December 31, 2005. Please also remove the pro forma balance sheet as of December 31, 2006. Refer to Rule 8-05 of Regulation S-X.

The Company has revised pages F-17 through F-25 of the Form 8-K/A in accordance with the Staff’s comment. The Company has removed the pro forma financial information for the year ended December 31, 2005 and the pro forma balance sheet as of December 31, 2006.

Unaudited Pro-Forma Combined Consolidated Balance Sheet June 30, 2007, page F-61

6.
Please tell us the basis for your pro forma adjustment that eliminates amounts due from related parties, amounts due from a director and amount due to a director. It is not clear how you determined that these should be eliminated as of June 30, 2007.

The Company respectfully submits that it has amended it unaudited pro-forma combined consolidated balance sheet as of June 30, 2007 to reflect common control accounting.  As these amounts are due to and from entities that are under common control, the is no need for elimination entries.  Previously, when the Company presented the unaudted pro-forma balance sheet under the purchase method of accounting, the elimination entries were included.

Mr. Rufus Decker
September 25, 2008

Form 10-KSB/A for the Year Ended December 31, 2007

Management’s Discussion and Analysis, page 11

Results of Operations (for the pro forma results as stated in Note 18 to the financial statements), page 14

7.
Please revise your results of operations discussions to discuss the results of operations that will be depicted as a result of presenting the appropriate historical financial information as addressed in above comment 3.

8.
By addressing the above comment, it will eliminate the need for your presentation of pro forma results. In this regard, please note our belief that while in some cases retroactive presentations of revenues and costs of revenues may be meaningful for discussion of trends in MD&A, more comprehensive pro forma presentations can be misleading because these presentations may not meaningfully or accurately depict what your operating results would have been had the transactions occurred at the earlier date.

The Company has revised the Form 10-KSB/A to provide all of the historical financial statements required for the registrant and its predecessors and to eliminate the presentation of pro forma results.

Controls and Procedures, page 17

9.
We note that you did not discuss the impact of the restatement on your disclosure controls and procedures. Please amend your Form 10-KSB/A to appropriately update your Item 8A disclosures to include the following:

•	a discussion of the restatement and the facts and circumstances surrounding it,

•	how the restatement impacted the CEO and CFO’s original conclusions

•	regarding the effectiveness of their disclosure controls and procedures,

•	changes to internal controls over financial reporting, and

•	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-B.

The Company has revised page 14 of the Form 10-KSB/A to update its Item 8A disclosure.

Mr. Rufus Decker
September 25, 2008

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

10.
We note your response to prior comment 15. Please confirm that your auditors conducted their audits in accordance with “standards” of the Public Company Accounting Oversight Board (United States) instead of “auditing standards.” Please note that your 10-KSB/A filed on August 21, 2008 is deemed to be a future filing. Please arrange with your auditors to have them revise their report in the Form 10-KSB/A you must file to address our current comments.

The Company hereby confirms that its auditors conducted their audits in accordance with the standards of the Public Company Accounting Oversight Board. The report of our auditors in the Form 10-KSB/A has been updated in accordance with the Staff’s comment.

11.
We note your response to prior comment 16. As previously requested, please request your auditors to briefly tell us how the audit of the operations in the PRC, including the associated assets and liabilities, was conducted.

Madsen & Associates CPA’s, Inc. has served as the principal auditor for the audits of China Valley Development Limited for the years ended December 31, 2006 and 2005, including the audits of the three operating subsidiaries of China Valley Development Limited, which are called the Guozhu operating companies. Madsen & Associates CPA’s, Inc. has also served as the principal auditor for the audit of China Bottles, Inc. for the year ended December 31, 2007.

Our firm has contracted the services of Hong Kong CPA’s who are considered by our firm to be contracted employees to assist in the audit of these companies. The audit programs and procedures were developed for each of these clients following standards established by the PCAOB. (Our firm uses the PPC’s guide to PCAOB audits to assist in the development of our audit programs)

Our firm, with the assistance and input of the Hong Kong contracted employees, performed the initial planning prior to the commencement of field work. The field work and field work auditing procedures was completed, to a large extent, at the client’s place of business. The related workpapers have been prepared and reviewed in accordance with the quality control policies and procedures of our firm are in and will remain in the possession of our firm.

Mr. Rufus Decker
September 25, 2008

As the principal auditor for these companies, we are aware of the consideration that must be given to AU sec. 543.02 in determining whether or not our firm can serve as the principal auditor. These audit engagements were planned and carried out by our firm. The assets, liabilities and operations of the companies were audited by our firm using generally accepted auditing standards and according to the standards established by the PCAOB.

In our professional judgment, our firm obtained sufficient evidential matter to support our opinion that was rendered on the above noted financial statements.

Statements of Income and Comprehensive Income, page F-4

12.
We have read your response to comment 17 from our letter dated June 20, 2008. You indicate that you have retroactively reflected the recapitalization structure of CVDL. However, you indicate that the basic weighted average common shares outstanding and the basic earnings per share amounts would remain the same. Given that Guozhu was formed prior to the acquisition date of August 27, 2007, please tell us how you determined that the basic weighted average shares outstanding and the basic earnings per share would remain the same. In this regard, see our comment number 15 related to Guozhu’s predecessor(s). We note that depending on the outcome of those comments, you may need to retroactively reflect the recapitalization structure of CVDL to periods reflecting Guozhu’s predecessor(s).

Based on the change from the purchase method of accounting to common control accounting, the Company has revised page F-4 of the Form 10-KSB/A to correct the weighted average shares outstanding and the corresponding earnings per share.

Statement of Changes in Equity, page F-5

13.
We have read your response to comment 18 from our letter dated June 20, 2008. As previously requested, revise your statement of equity to reflect 5,000,000 preferred shares as being outstanding immediately prior to the merger.

The Company has revised page F-5 of the Form 10-KSB/A to reflect 5,000,000 preferred shares as being outstanding immediately prior to the merger.

Statements of Cash Flows, page F-6

14.	Please revise your cash flow statement to show changes in amount due from a director as a investing cash flow as required by paragraph 15 of SFAS 95.

The Company has revised page F-6 of the Form 10-KSB/A to reflect 5,000,000 preferred shares as being outstanding immediately prior to the merger.

Mr. Rufus Decker
September 25, 2008

Note 3—Principles of Consolidation and Business Combinations, page F-7

15.
Please provide us a comprehensive analysis of your accounting for Guozhu Holdings Limited’s (Guozhu’s) acquisition of the Guozhu Operating Companies. We have the following specific comments in this regard:

•	Identify the shareholders of Guozhu both before and after the August 16, 2007 acquisition.

•	Identify the shareholders of each of the three operating companies.

•	Identify any relationships between Guozhu and the three operating companies prior to the August 16, 2007 acquisition date.

•
Based on the identified shareholders of Guozhu and each of the three operating companies, tell us your basis for recording Guozhu’s acquisition of 100% of the equity interest in each operating company under the purchase method of accounting rather than as entities under common control. Refer to SFAS 141.

The Company believes common control accounting is appropriate because it is clear from the shareholding structure of both the parent company, Guozhu Holding Limited, and the three subsidiaries that the same shareholders hold both entities.

First , we analyze the four companies (the parent plus the three subsidiaries).

Then, in order to further clarify the structure of one of the subsidiaries, Fogang Guozhu Blowing Equipment Company Limited, we discuss the practice of using nominee shareholders in Hong Kong.

Analysis of Ownership of All Four Companies (Parent Plus Three Subsidiaries)

1. Parent (Guozhu Holding Limited)

Yingren, Cai and Wen, Wu owned 65% and 35% equity ownership interests, respectively, in Guozhu Holding Limited both before and after August 16, 2007.

2. Subsidiary 1 (Guangdong Guozhu Precision Mold Company Limited)

Yingren, Cai and Wen, Wu owned 65% and 35% equity ownership interests, respectively in Olympic Forward Company Limited, a Hong Kong company. Olympic Forward Company Limited had a 100% interest in Guangdong Guozhu Precision Mold Company Limited before August 16, 2007.

3. Subsidiary 2 (Fogang Guozhu Plastics Company Limited)

Mr. Rufus Decker
September 25, 2008

a) Yingren, Cai owned 65% and Wen, Wu owned 35%, respectively, in Globyson Enterprises Limited. Globyson Enterprises Limited. Globyson Enterprises had a 62.58% interest in Fogang Guozhu Plastics Company Limited

b) Yinren, Cai owned 65% and Wen, Wu owned 35%, respectively, in Fogang Zhujiang Plastics Industrial Company Limited. Fogang Guozhu Plastics Company Limited had a 32.42% interest in Fogang Guozhu Plastics Company Limited

4. Subsidiary 3 (Fogang Guozhu Blowing Equipment Company Limited)

Yingren, Cai owned 65% and Wen, Wu owned 35%, respectively, in Excellent Fame Investment Limited. Yingren, Cai owned 34.5%, and Wen, Wu owned 16.5%, in Excellent Fame Investment Limited directly. The remaining 49% was held by nominee shareholders of Excellent Fame Investment Limited on behalf of Yingren, Cai and Wen, Wu. The names of the nominee shares were Chonghui, Zhao (11.0%), Zhenqiang, Lin (10.0%), Yesheng, Wang (9.0%), Caihang, Chen (8.5%), Renzhi, Cai (8.0%), Wenhong, Zheng (2.5%). These nominee shareholders did not receive any compensation for acting in such capacity. Excellent Fame Investment Limited had a 100% interest in Fogang Guozhu Blowing Equipment Company Limited prior to August 16, 2007. See the discussion below for details with respect to the nominee shareholder arrangement.

Nominee shareholders in Hong Kong

In Hong Kong, records of shareholders and directors of companies registered in Hong Kong are open for public search. Therefore, a common practice in Hong Kong is the use of nominee shareholders in order to maintain complete confidentiality of beneficial ownership.

A nominee shareholder is one who steps in as the public owner of shares in a company (record holder) without possessing any beneficial ownership of a company. A nominee shareholder acts according to the instructions from the beneficial owner of a company. The services of nominee shareholders are typically utilized in offshore and onshore companies to attain confidentiality of the beneficial owners.

When the beneficiary shareholder or director is outside of Hong Kong, nominee shareholders and directors can be used to sign contracts or open bank accounts. Nevertheless, nominees do not have an economic interest in the shares.

16.
If based on the above analysis, you can appropriately demonstrate the appropriateness of applying purchase accounting to these acquisitions, we have the following additional comments regarding your application of the purchase method of accounting.

•
Your purchase price allocation indicates that you have recorded these acquisitions based upon each acquisition’s “total cash consideration”. Tell us the appropriateness of this accounting given the “negotiated net settlement of the total purchase consideration through the assumption of certain liabilities of the target companies.”

Mr. Rufus Decker
September 25, 2008

•
You indicate that the total consideration paid through this net settlement was $2,301,567 and is reflected as a contribution of equity to the Company. Tell us what you mean by this and identify the accounting literature that supports this accounting.

•
It appears that you acquired net assets with a fair value of $8,122,814 for no consideration. Refer to paragraph 44 of SFAS 141 for the guidance for instances where there is an excess of fair value of acquired net assets over cost.

•	Tell us how you determined that the $5,239,664 cash acquired in these transactions should be classified as a financing activity instead of an investing activity as required by paragraph 15 of SFAS 95.

The Company respectfully submits that reverse merger accounting is appropriate with respect to Guozhu’s acquisition of the Guozhu Operating Companies. The Company has revised its financial statements accordingly.

Note 14—Preferred Stock, page F-16

17.
We have read your response to comment nine from our letter dated June 20, 2008. We note that your agreement indicates that conversion is subject to the availability of shares. Notwithstanding this provision, please tell us supplementally and revise your disclosures to clarify whether there are any circumstances where you would be required to net cash settle the conversion instead of issuing shares or whether there are any penalty provisions associated with the lack of available shares. We also note that section 6(c)(1)(i) of your Certificate of Designation agreement filed as Exhibit 4.1 to your Form 8-K/A appears to contain a cash settlement feature. Please tell us what consideration you gave to EITF 00-19. Please provide us with your complete EITF 00-19 analysis specifically addressing paragraphs 12-32 where applicable.

The Company has considered the potential accounting implications of a net cash settlement feature including consideration of EITF 00-19 paragraphs 12-32. The Company has examined the terms of the preferred stock and believes that the preferred stock does contain net-cash settlement terms and therefore may be classified as liability.  Nevertheless, even with net-cash settlement terms, if the terms meet all of the conditions set in Paragraphs 12 to 32 of EITF 00-19, the preferred stock can also be classified as equity.

Mr. Rufus Decker
September 25, 2008

The following is an analysis on how the preferred stock terms meet all these conditions:

1) The contract permits the Company to settle in unregistered shares.

The terms of the preferred stock agreement allow for settlement of the conversion option in unregistered shares. There is no explicit requirement that the shares be registered.

2) The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Although technically the Company did not have sufficient authorized share capital to settle the shares, all holders of the preferred stock were also management and controlling shareholders of the company. According to the Company’s articles of incorporation, the Company could have increased its authorized share capital at any time upon a mere board resolution, without shareholder or any other approval. Therefore we believe the Company had at all times the ability to issue shares to meet its contractual obligations.

3) The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The 5,000,000 shares of preferred stock convert into 25,000,000 shares of common stock (five for one basis).

4) There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

There is no requirement to continue to make timely filings with the SEC.

5) There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

There is no make-whole provision or top-off arrangements.

6) The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

The contract requires net-cash settlement only where holders of the shares would also receive cash in exchange for their shares.

7) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

No such provisions are outlined in the agreement.

8) There is no requirement in the contract to post collateral at any point or for any reason.

No such requirements to post collateral are outlined in the contract.

Mr. Rufus Decker
September 25, 2008

Therefore, since the terms meet all of the conditions set in Paragraphs 12 to 32 above of EITF 00-19, the Company classifies the preferred stock as equity.

Note 18—Pro Forma Financial Statements - Business Acquisitions, page F-16

18.	It appears that this footnote should be labeled as unaudited.

The Company has deleted Note 18 - Pro Form Financial Statements - Business Acquisition because it has prepared its financial statements based on common control accounting.

Note 19 - Restatement of Financial Statements and Footnotes, page F-19.

19.
Please amend your Form 10-KSB/A to provide a comprehensively detailed footnote that fully discusses all of your restatements, including those required by current comments. Your disclosure should include the amounts as reported and as restated with the adjustments shown as reconciling items for all line items. Your disclosure should also include the impact on all financial statements including the balance sheet, statement of changes in stockholders’ equity and statement of cash flows for all periods affected. Refer to paragraphs 25 and 26 of SFAS 154.

The Company has revised page F-15 of the Form 10-KSB/A to include Footnote 17 relating to the restatement of financial statements; however, it is currently in the process of completing the tables which show the impact of the restatement on the Company's financial statements. The Company will provide the complete footnote for the financial statements included in the Form 10-KSB/A and its other amended filings as soon as possible.

Form 10-QSB/A for the Quarterly Period Ended September 30, 2007

General

20.	Please address the comments above related to your Form 10-KSB/A in your Form 10-QSB/A for the quarterly period ended September 30, 2007, as applicable.

The Company has revised the September Form 10-QSB/A to address the Staff’s comments related to its Form 10-KSB/A, as applicable.

Form 10-Q/A for the Quarterly Period Ended June 30, 2008

General

21.	Please address the comments above in your interim filings as well.

The Company has revised the March Form 10-Q/A and June Form 10-Q/A to address the Staff’s comments related to its Form 10-KSB/A, as applicable.

Mr. Rufus Decker
September 25, 2008

Consolidated Statements of Income and Comprehensive Income, page 4

22.
On page 11, you indicate that on April 11, 2008, 5,000,000 share of Preferred Stock were converted into 25,000,000 shares of common stock. Given the date of your Preferred Stock conversion, and with reference to SFAS 128, please tell us how you determined that your weighted average number of shares outstanding, basic and diluted were equal. Please advise or revise accordingly.

The Company has determined its weighted average number of shares as follows:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2008	2007	2008	2007

NET INCOME	$4,860,229	$2,496,040	$7,704,827	$4,777,911
…..
NET INCOME PER SHARE -- BASIC	0.07	0.05	0.13	0.10
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -- BASIC	72,252,747	50,000,000	61,126,374	50,000,000

NET INCOME PER SHARE -- DILUTED	0.06	0.03	0.10	0.06
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -- DILUTED	75,000,000	75,000,000	75,000,000	75,000,000

(72,252,747 =50,000,000+25,000,000*81/91      61,126,374=50,000,000+25,000,000*81/182 )

Exhibit 31.1

23.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

The Company has revised Exhibit 31.1 in the September 10-QSB/A, the March 10-Q/A, and the June 10-Q/A in accordance with the Staff’s comment and will make such revision in future filings.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

Mr. Rufus Decker
September 25, 2008

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any. action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA BOTTLES INC.

By:	/s/ Chong Hui Zhao
Chong Hui Zhao
Chief Executive Officer

cc:	Ernest Greene